Exhibit 12.1

CareFusion Corporation

Computation of Ratio of Earnings to Fixed Charges

	3 Months Ended September	Fiscal Year Ended June 30,
(in millions)	30, 2013	2013	2012	2011	2010	2009
Pretax Income from Continuing Operations	$96	$543	$487	$425	$345	$342
Fixed Charges (per below)	26	96	105	109	133	94
Interest Capitalized	—	(1)	(1)	(3)	(2)	—

Earnings	$122	$638	$591	$531	$476	$436

Interest and Other Financial Charges	$22	$80	$88	$93	$118	$82
Interest Portion of Rental Expense	4	16	17	16	15	12

Fixed Charges	$26	$96	$105	$109	$133	$94

Ratio of Earnings to Fixed Charges	4.7	6.6	5.6	4.9	3.6	4.6